1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	September 7, 2010	By	/S/ ZHANG BAOCAI
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

Discloseable Transaction

Acquisition of 51% Equity Interest in Haosheng Coal Mining

The Board is pleased to announce that the Company entered into the Equity Transfer Agreement with Jinchengtai, Shanghai Huayi, Jiutai Technology, Jiutaimanlai and Haosheng Coal Mining on 6 September 2010. Pursuant to the Equity Transfer Agreement, the Company proposes to acquire the 23.08% and 12.41% equity interests held by Jinchengtai and Jiutai Technology in Haosheng Coal Mining at the consideration of RMB3.009 billion and RMB1.618 billion, respectively. The Company also intends to bid for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining, which will be listed for sale by way of open bidding on the Shanghai United Assets and Equity Exchange. Upon completion of the Acquisition, the Company will hold 51% equity interest in Haosheng Coal Mining Company. Jinchengtai, Shanghai Huayi, Jiutai Technology and Jiutaimanlai and their respective ultimate beneficial owners are third parties independent of and are not Connected Persons of the Company.

The sale of the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining has to go through the open bidding process so as to comply with the transfer procedures for state-owned assets. The success of the Acquisition is therefore subject to uncertainty.

As one of the relevant percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) exceeds 5% but is less than 25%, the transactions contemplated under the Equity Transfer Agreement constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is subject to the notification and announcement requirements as set out in Rules 14.34 to 14.38 of the Hong Kong Listing Rules.

I.	Introduction

The Board is pleased to announce that the Company entered into the Equity Transfer Agreement with Jinchengtai, Shanghai Huayi, Jiutai Technology, Jiutaimanlai and Haosheng Coal Mining on 6 September 2010. Pursuant to the Equity Transfer Agreement, the Company proposes to acquire the 23.08% and 12.41% equity interests held by Jinchengtai and Jiutai Technology in Haosheng Coal Mining at the consideration of RMB3.009 billion and RMB1.618 billion, respectively. The Company also intends to bid for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining listed for sale by way of open bidding on the Shanghai United Assets and Equity Exchange. Upon completion of the Acquisition, the Company will hold 51% equity interest in Haosheng Coal Mining. The sale of the 15.51% equity interest in Haosheng Coal Mining held by Shanghai Huayi has to go through the open bidding process so as to comply with the transfer procedures for state-owned equity. The success of the Acquisition is therefore subject to uncertainty.

The Company has engaged Credit Suisse Founder Securities Limited as the domestic financial adviser to the Acquisition.

II.	Equity Transfer Agreement

1.	Signing Date

6 September 2010

2.	Parties

(a)	Jinchengtai;

(b)	Shanghai Huayi;

(c)	Jiutai Technology;

(d)	Jiutaimanlai;

(e)	Haosheng Coal Mining; and

(f)	the Company

Parties (a), (b) and (c) above are the Transferors; Party (f) (the Company) is the Transferee; and Party (e) (Haosheng Coal Mining) is the Subject Company .

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Jinchengtai, Shanghai Huayi, Jiutai Technology and Jiutaimanlai and their respective ultimate beneficial owners are third parties independent and are not Connected Persons of the Company.

3.	The equity interest proposed to be acquired

The Company has agreed to acquire the 23.08% and 12.41% equity interests in Haosheng Coal Mining held by Jinchengtai and Jiutai Technology respectively in accordance with the terms and conditions of the Equity Transfer Agreement. The Company intends to bid for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining which will be listed for sale by way of open bidding on the Shanghai United Assets and Equity Exchange. See Paragraph 8(c) below on the relevant arrangement. Upon completion of the Acquisition, the Company will hold 51% equity interest in Haosheng Coal Mining. All relevant shareholders of Haosheng Coal Mining have agreed to waive their pre-emptive rights. Changes in the shareholding structure of Haosheng Coal Mining, upon completion of the Acquisition by the Company, will be as follows:

Name of shareholder	Before the transfer	After the transfer
Jinchengtai	45.25%	22.17%
Shanghai Huayi	30.41%	14.90%
Jiutai Technology	20.34%	7.93%
Jiutaimanlai	4.00%	4.00%
Yanzhou Coal Mining	—	51.00%
Total	100.00%	100.00%

4.	Consideration

(a)	Consideration

If the Company successfully bids for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining at the Shanghai United Assets and Equity Exchange, the Company shall pay to the Transferors a total consideration of RMB6.649 billion for the equity transfers, of which:

•	RMB3.009 billion shall be paid to Jinchengtai;

•	(subject to the successful bidding of the 15.5% equity interest held by Shanghai Huayi in Haosheng Coal Mining) RMB2.022 billion shall be paid to Shanghai Huayi; and

•	RMB1.618 billion shall be paid to Jiutai Technology.

(b)	Payment Arrangement

The Company shall pay the consideration in the following manner:

Deposit

A deposit of up to RMB200 million shall be paid by the Company to each of the Transferors who can provide evidence of effective guarantees. If the guaranteed value is lower than RMB200 million, the deposit to be paid shall be determined based on the guaranteed value actually provided by the Transferors.

Upon payment of the deposit, if any of the Transferors or Jiutaimanlai is in default resulting in the Company not being able to acquire the 51% equity interest in Haosheng Coal Mining and the relevant amount of coal resources in Shilawusu Coal Field, the relevant Transferor should refund twice the amount of the deposit to the Company.

Initial payment	30% of the total consideration for the equity transfer i.e. RMB1.995 billion shall be paid by the Company within three working days after the effective date of the Equity Transfer Agreement as initial payment. The deposit already paid to the Transferors should be deducted from the initial payment.

Second payment	40% of the total consideration for the equity transfer i.e. RMB2.660 billion shall be paid by the Company within 15 working days upon Haosheng Coal Mining obtaining the exploration rights of Shilawusu Coal Field.

Third payment	The remaining consideration for the equity transfer shall be fully paid within one year after Haosheng Coal Mining has obtained the exploration rights of Shilawusu Coal Field.

(c)	Basis of the price determination and analysis

In determining the consideration for the Acquisition with other parties, the Company has considered various factors including organizing a special professional team to conduct due diligence on the Shilawusu Coal Field with a view to obtaining a throughout understanding on the current situation with regard to exploration in the exploration areas, and the future focus of the exploration work, as well as the exploration, development and use of the underlying coal mines and the surrounding coal mines. The Company has also taken into account the acquisitions of coal resources in that area and the surrounding areas in recent years as well as the relevant considerations; throughoutly considered the recoverable reserves, the development and mining plans, production scale and quality of coal in the Shilawusu Coal Field; conducted researches in the recent years on the market prices of similar kinds of coal in the Dongsheng District of Ordos. Based on the above, the Company has considered the “Overall Planning for the Hujierte Mining Area” of the NDRC, and the actual production and business data and feasibility research data of the surrounding coal mine, and in calculating the return of investment of the project and the payback period, the Company has adopted more prudent variable factors and indicators. Having considered all relevant factors, the Company concluded that the project has good investment returns and is economically viable.

Given that Haosheng Coal Mining has not yet obtained the exploration rights of the Shilawusu Coal Field, the value of the exploration rights cannot be assessed. According to the consultation report on the valuation of exploration rights in the Wuqi Shilawusu area in Ordos of Inner Mongolia prepared by Qingdao Heng Yuan De Mining Rights Assessment Company Limited, as at 31 July 2010, the consultation value of the exploration rights for 2.144 billion tonnes of coal resources in the Shilawusu Coal Field was approximately RMB16.956 billion.

Accordingly, after negotiation with other parties, the Company determined the consideration of the acquisition of the 51% equity interests in Haosheng Coal Mining (correspondingly controls 838.4 million tonnes of coal resources).

As at the date of the Equity Transfer Agreement, Haosheng Coal Mining has not yet obtained the exploration rights of the Shilawusu Coal Field and the specific time for obtaining the rights has not been confirmed. Among the initial payment of RMB1.995 billion to be made by the Company, other than the secured payment of RMB732 million, there are investment risks associated with the unsecured payment.

5.	Pre-condition

All parties acknowledge that the most important condition for this Acquisition is: Haosheng Coal Mining shall legally obtain the exploration rights of the Shilawusu Coal Field in its own name and shall act as the project company or the applicant in handling procedures for all necessary approvals, permits or authorizations, including (but not limited to) exploration permit, approval for the project or mining permit.

6.	Settlement of the Equity Transfer

Upon payment of the initial payment by the Company, the parties to the agreement shall submit all necessary information to the Administration for Industry and Commerce in respect of the equity transfer within three working days and shall complete the registration process within ten working days, so that the Company shall hold the 51% equity interest in Haosheng Coal Mining.

7.	Withdrawal Mechanism

If, within two years after the execution of Equity Transfer Agreement, Haosheng Coal Mining could not obtain the mining rights of the Shilawusu Coal Field, each of the Transferors shall return the initial payment to the Company together with the interest calculated at the deposit rate for the corresponding period.

8.	Other Material Terms

(a)	Custody of the Initial Payment

(i)	Joint signatories to lock-up part of the initial payment

The initial payment to be made by the Company shall be inclusive of the resource payment to be paid in the future for obtaining the exploration rights of the Shilawusu Coal Field by Haosheng Coal Mining. Upon determination of the amount of resource payment for the exploration rights of the Shilawusu Coal Field, the Company and the existing shareholders of Haosheng Coal Mining will make capital injection proportionate to their then equity holdings to finance payment of the exploration rights, of which the amount payable by the Company shall be borne by the Transferors.

To ensure that the Transferors will make full and prompt payment of the capital injection at the time when Haosheng Coal Mining is required to pay for the exploration rights, the Company and the Transferors shall open a jointly-controlled bank account so that a sum of RMB732 million out of the initial payment will be locked up exclusively for use as capital expansion for the purpose of enabling Haosheng Coal Mining Company to acquire its exploration rights.

(ii)	Pledge of equity

Upon the initial payment having been made by the Company and pending completion of the formalities for the transfer of the 51% equity interest of Haosheng Coal Mining, the Transferors will pledge their remaining 49% equity interest in Haosheng Coal Mining in favour of the Company as performance guarantee.

(b)	Arrangement for Insufficient Capital Injection

If the capital locked up in the jointly-controlled account is insufficient to pay for the exploration rights of the Shilawusu Coal Field, each shareholder should make additional capital injection to Haosheng Coal Mining on a pro rata basis to pay for the exploration rights. The proportionate amount of additional capital injection to be paid by the Company shall be borne by the Transferors.

It shall be deemed breach of the agreement if any Transferor shall fail to make the additional capital injection to Haosheng Coal Mining on time and shall pay penalty equivalent to 10% of the amount involved to the Company. The Company has the right to advance payment of the exploration rights to Haosheng Coal Mining and deduct the advanced payment and the penalty from the second payment payable to the Transferors.

(c)	Transfer Arrangements for State-owned Equity

The transfer of the 15.51% equity interest in Haosheng Coal Mining by Shanghai Huayi is subject to the approval and transfer process for transfer of State-owned equity, and there are uncertainties in relation to such transfer which may not be properly controlled. If Shanghai Huayi is not able to transfer the 15.51% equity interest in Haosheng Coal Mining to the Company for any reason, such equity interest should be made up by the equity interest in Haosheng Coal Mining held by each of the other Transferors in accordance with the terms and conditions of the Equity Transfer Agreement to ensure that the shareholding of the Company in Haosheng Coal Mining remains at least 51%.

If the Company fails to successfully bid for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining at the Shanghai United Assets and Equity Exchange, all provisions in the Equity Transfer Agreement shall no longer be binding on Shanghai Huayi, other than the provisions relating to the deposit, confidentiality and dispute settlement.

(d)	Other Obligations

The unpaid registered capital of RMB100 million in Haosheng Coal Mining should be paid by all shareholders on a pro rata basis within one month after completing the change of shareholding registration procedures arising from the equity transfers.

If by the time Haosheng Coal Mining is to pay for the exploration rights of the Shilawusu Coal Field, and if the holding entity for the remaining coal resources has not yet been ascertained, each shareholder shall lend to Haosheng Coal Mining the amount required for payment of the remaining exploration rights on a proportionate basis in order to ensure that Haosheng Coal Mining could acquire the mining rights on a timely basis. Payment for the exploration rights of the remaining coal resources shall be borne by the relevant party, which shall be repaid to the relevant party as shareholder by way of capitalizing the amount lent together with interest thereon.

If the above lending to Haosheng Coal Mining occurs, the Company shall apply for approval and make disclosure for such loan in due course.

If there is any significant changes to government policy in relation to the price of coal resources, which results in substantial movement to the amount payable by any of the Transferors for the exploration rights in relation to the coal resources amount allocated to them, the Transferors and the Company shall negotiate separately.

9.	Effectiveness of the Equity Transfer Agreement

The Equity Transfer Agreement shall come into effect upon fulfillment of the following conditions:

(a)	the agreement having been signed by the legal representative or proxy of all parties;

(b)	having obtained the necessary approvals by the parties to the Equity Transfer Agreement, including:

(i)	approvals by the general meeting / the board of directors of the Transferors and by the Board of the Transferee;

(ii)	the approval by Shandong SASAC in respect of the Acquisition having been obtained by the Company; and

(iii)	the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining has been listed for sale on qualified property exchange institution, and has been successfully transferred to the Company upon the equity transfer contract having been signed.

(c)	provisions in relation to deposits, confidentiality and disputes shall become effective from the date of the payment of deposit by the Company to any of the Transferors.

III.	Information on Haosheng Coal Mining

In February 2008, the NDRC approved the Overall Plan for Hujierte Mining Area at Dongsheng Coal Field in Inner Mogolia (Fa Gai Neng Yuan [2008] No.504 Document). In November 2009, the office meeting of the Chairman of Inner Mongolia decided to allocate the coal resources of Shilawusu Coal Field within the Hujierte Mining Area (approximately 2.144 billion tonnes), as to 744 million tonnes to Jinchengtai, 500 million tonnes to Shanghai Huayi and 400 million tonnes to Jiutaimanlai. Based on the above, Jinchengtai, Shanghai Huayi and Jiutaimanlai jointly established Haosheng Coal Mining in March 2010 for the joint development of Shilawusu Coal Field, and, through their respective interests in Haosheng Coal Mining, respectively owned the aforementioned coal resources in a total amount of 1.644 billion tonnes allocated to them. In July 2010, Jiutaimanlai transferred its 20.34% equity interest in Haosheng Coal Mining and the equivalent coal resources to Jiutai Technology.

According to the audit report (China Rightson Shen Zi [2010] No.06213 ) prepared by China Rightson Yuehua Certified Public Accountants Company Limited (qualified for engaging in securities and futures business), as at 31 July 2010, the total assets and total liabilities of Haosheng Coal Mining were RMB49,829,952.24 and RMB4,256.84 respectively.

As at the date of this announcement, the company profile of Haosheng Coal Mining is as follows:

Address :	Yijinhuoluo Country, Ordos City

Registration No. :	150000000009736

Registered Capital :	RMB150 million

Paid in Capital :	RMB50 million

Company Type :	Other limited liability company

Date of incorporation :	26 March 2010

Operation Period :	26 March 2010 to 26 March 2011

Scope of Operation :	Sales of coal machineries, equipments and accessories (For business to be approved in accordance with law, administrative regulations, and the State Council, no such business should be operated without obtaining production approval)

IV.	Reasons for the acquisition and benefits expected for the Company

The Board considers that the acquisition of quality coal resources project is in line with the Company’s existing ‘outward’ development strategy. Ordos in Inner Mongolia has an excellent location with rich resources conditions. Shilawusu Coal Field, as a mining area ready for development, has good geological and resources conditions. The Acquisition is carried out based on the Company’s actual situations with a view to further organizing, adjusting and improving the Company’s resource structure.

Since Haosheng Coal Mining is established to apply for the coal exploration rights in Shilawusu Coal Field and the construction of coal mines will take a certain period of time , it is expected that although the company will not have profit contribution in the very near future, it possesses the potentials to create steady and large revenue in the future, which is of great importance in increasing the backup resources reserve and for sustainable development of the Company. At present, there is no material external guarantee or entrusted financial management in Haosheng Coal Mining. The Acquisition shall further increase the Company’s reserve of coal resources, and strengthen the Company’s ability for sustainable development and competitiveness.

The Directors (including the independent non-executive Directors) consider that the Equity Transfer Agreement and the Acquisition contemplated thereunder are entered into upon normal commercial terms, which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V.	Information on Jinchengtai, Shanghai Huayi, Jiutai Technology, Jiutaimanlai and the Company

(a)	Jinchengtai

Eerduosi Jinchengtai Chemical Co., Ltd, a limited company established on 29 April 2005 and invested and controlled by natural persons, legally owns the 45.25% equity interest in Haosheng Coal Mining. Jinchengtai is principally engaged in the production, storage, transportation and sales of methanol and the chemical products of its derivatives, maintenance of pressurized containers and accommodation services.

(b)	Shanghai Huayi

Shanghai Huayi (Group) Company, a State-owned enterprise established on 27 November 2003, legally owns the 30.41% equity interest in Haosheng Coal Mining. Shanghai Huayi is principally engaged in investment, development, production, sales and consulting services.

(c)	Jiutai Technology

Shandong Jiutai Chemical Industrial Technology Company Limited, a sino-foreign equity joint venture established on 27 December 2002, legally owns the 20.34% equity interest in Haosheng Coal Mining. Jiutai Technology is principally engaged in the production and sale of DME and methanol.

(d)	Jiutaimanlai

Ordos City Jiutaimanlai Coal Mining Company Limited is a sole shareholder limited liability company established on 8 June 2009, and legally owns the 4.00% equity interest in Haosheng Coal Mining. Jiutaimanlai is principally engaged in the sales of coal mine machineries.

(e)	The Company

The Company and its subsidiaries are principally engaged in coal mining, coal washing, selection and processing, coal sales, coal railway transportation, coal chemical and electricity businesses, etc.

VI.	Hong Kong Listing Rules Implications

As one of the relevant percentage ratio (as defined in Rule 14.07 of the Hong Kong Listing Rules) exceeds 5% but less than 25%, the transactions contemplated under the Equity Transfer Agreement constitute a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the reporting and announcement requirement as set out in Rules 14.34 to 14.38 of the Listing Rules.

VII.	Resolutions passed at the meeting of the Board

The following resolutions were passed at the fifteenth meeting of the forth session of the Board:

1.	To approve the entering into of the Equity Transfer Agreement by the Company to acquire 51% equity interest in Haosheng Coal Mining for a total consideration of RMB6.649 billion.

2.	To approve the participation of the Company in the bidding process to bid for the 15.51% equity interest held by Shanghai Huayi in Haosheng Coal Mining, which is listed for sale by way of open bidding on the Shanghai United Assets and Equity Exchange.

3.	To authorize Mr. Cheng Changchun and Mr. Wu Yuxiang, Directors, for and on behalf of the Company, to take and transact all such actions necessary or desirable for the Company’s interest and the Acquisition, including but not limited to make immaterial amendments to the Equity Transfer Agreement, to execute the joint venture agreement relating to Haosheng Coal Mining, its articles of association and other contractual and regulatory documents in connection with the Acquisition, and other regulatory procedures required under the Equity Transfer Agreement.

Definitions

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

“Acquisition”	the acquisition of a 51% equity interest in Haosheng Coal Mining by the Company on and subject to terms and conditions of the Equity Transfer Agreement and other relevant conditions;

“Board”	the board of Directors of the Company;

“Company” or “Transferee”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, ADSs and A Shares of which are listed on The Stock Exchange of Hong Kong Limtied; New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

Connected Person(s)	has the meaning ascribed to such term in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“Equity Transfer Agreement”	the Equity Transfer Agreement of Inner Mongolia Haosheng Coal Mining Company Limited, an equity transfer agreement entered into among Jinchengtai, Shanghai Huayi, Jiutai Technology, Jiutaimanlai, Haosheng Coal Mining and the Company on 6 September 2010 in relation to the Acquisition;

“Haosheng Coal Mining” or “Subject Company”	(Inner Mongolia Haosheng Coal Mining Limited), a company with limited liability established on 26 March 2010;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Jinchengtai”	(Eerduosi Jinchengtai Chemical Co., Ltd), a company with limited liability established on 29 April 2005, which is invested or controlled by natural persons;

“Jiutai Technology”	(Shandong Jiutai Chemical Industrial Technology Company Limited), a sino-foreign equity joint venture with limited liability established on 27 December 2002;

“Jiutaimanlai”	(Ordos City Jiutaimanlai Coal Mining Company Limited), a sole shareholder limited liability company established on 8 June 2009;

“NDRC”	National Development and Reform Commission;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shandong SASAC”	the State-owned Assets Supervision and Administration Commission of Shangdong Provincial Government;

“Shanghai Huayi”	(Shanghai Huayi (Group) Company), a state-owned enterprise established on 27 November 2003;

“Shilawusu Coal Field”	the coal field located in Hujierte of Inner Monogolia, the exploration rights and all other licences, permits or approvals in relation to the construction and operation of which are to be applied and granted in favour of Haosheng Coal Mining; and

“Transferors”	Jinchengtai, Jiutai Technology and Shanghai Huayi and individually, the “Transferor”.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shangdong Province, the PRC

7 September 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC